

08054458

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.
20549

Form 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ending December 31, 2007

Commission File Number 001-08918

The SunTrust Banks, Inc. 401(k) Plan

Filed by:

SunTrust Bank, Trustee
303 Peachtree Center Avenue
Suite 200
Atlanta, GA 30302

Form 11-K

Required Information

1. Plan financial statements and schedules prepared in accordance with ERISA and examined by independent registered public accounting firm (attached), and

2. Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm (attached).

3. Consent of Pricewaterhouse Coopers, Independent Registered Public Accounting Firm (attached).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SunTrust Banks, Inc. 401(k) Plan
(The registrant)

By: SunTrust Bank, Trustee

Thomas E. Panther
Senior Vice President, Controller, and
Principal Accounting Officer

Date: June 27, 2008

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 33-50796, 333-91519, 333-86306, and 333-132035) pertaining to the SunTrust Banks, Inc. 401(k) Plan of SunTrust Banks, Inc. of our report dated June 26, 2008, with respect to the financial statements and schedule of the SunTrust Banks, Inc. 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2007.

Ernst & Young LLP

Atlanta, Georgia
June 26, 2008

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 33-50796, 333-91519, 333-86306, and 333-132035) of SunTrust Banks, Inc. of our report dated June 28, 2007 relating to the financial statements of SunTrust Banks, Inc. 401(k) Plan, which appears in the Form 11-K.

PricewaterhouseCoopers LLP

Atlanta, Georgia
June 25, 2008

Financial Statements and Supplemental Schedule

SunTrust Banks, Inc. 401(k) Plan
As of December 31, 2007 and 2006 and for the Year Ended December 31, 2007
With Reports of Independent Registered Public Accounting Firm

SunTrust Banks, Inc. 401(k) Plan

Financial Statements and Supplemental Schedule

As of December 31, 2007 and 2006 and for the Year Ended December 31, 2007

Contents



■ Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, Georgia 30308

■ Phone: (404) 874-8300
www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Plan Committee of
SunTrust Banks, Inc. 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of SunTrust Banks, Inc. 401(k) Plan as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2007 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

June 26, 2008



PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239

Report of Independent Registered Public Accounting Firm

To the Participants and Benefit Plan
Committee of SunTrust Bands, Inc.
401(k) Plan

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of SunTrust Banks, Inc. 401(k) Plan (the "Plan") at December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Atlanta, Georgia
June 28, 2007

SunTrust Banks, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31	
	2007	**2006**
Assets		
Investments:		
SunTrust Banks, Inc. common stock	**$ 808,521,741**	$1,158,966,549
Mutual funds	**1,027,748,913**	914,181,953
Money market mutual fund	**120,264,556**	124,632,827
Collective trust fund	**117,487,795**	111,603,388
Loans due from participants	**60,941,542**	57,460,713
Total investments	**2,134,964,547**	2,366,845,430
Cash	**6,443,764**	6,444,226
Receivables:		
Due from broker for securities sold	**1,271,344**	1,728,067
Accrued interest and dividends	**779,794**	783,909
Employer contributions	**7,094,314**	7,268,892
Total receivables	**9,145,452**	9,780,868
Total assets	**2,150,553,763**	2,383,070,524
Liabilities		
Due to broker for securities purchased	**2,845,534**	3,185,080
Total liabilities	**2,845,534**	3,185,080
Net assets available for benefits	**$2,147,708,229**	$2,379,885,444

See accompanying notes.

SunTrust Banks, Inc. 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007

Additions	
Contributions:	
Participant	$ 134,627,243
Rollover	6,771,727
Employer	67,783,805
Total contributions	209,182,775
Dividends and interest income	61,070,188
Net depreciation in fair value of investments	(238,983,280)
Total additions	31,269,683
Deductions	
Benefit payments to participants	(263,446,898)
Total deductions	(263,446,898)
Net decrease	(232,177,215)
Net assets available for benefits at beginning of year	2,379,885,444
Net assets available for benefits at end of year	$2,147,708,229

See accompanying notes.

1. Plan Description

General

The SunTrust Banks, Inc. 401(k) Plan (the Plan) is a defined contribution plan established under the provisions of Section 401(a) of the Internal Revenue Code (IRC). The following is a description of the Plan and is intended to provide a general understanding of the Plan's provisions. Participants should refer to the summary plan description and Plan document for a more complete description.

The Plan document provides that the Plan will be administered by a committee (the Plan Committee) appointed by the Board of Directors of SunTrust Banks, Inc. (the Company or Plan Sponsor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Eligibility and Vesting

Each employee of the Company who is classified as full-time, regular part-time, or on-call is eligible to participate in the Plan for purposes of making deferrals as of the first day of the second calendar month following the date that the eligible employee was hired. Employees who elect to participate are immediately 100% vested. Employees with employment effective dates after March 31, 2007, will be automatically enrolled in the Plan at 3% for the first 12 months of participation, 4% for the second year, 5% for the third year, and 6% for the fourth year and each subsequent year of participation. Participants will no longer be treated as automatic enrollees once they elect to modify their deferral percentage.

Contributions

Under the Plan's provisions, participant deferrals are permitted for 1% to 20% of eligible compensation, as defined. Participants also have the option to contribute additional amounts if they are age 50 or older. Matching contributions will be made in an amount equal to 100% of the first 3% and 50% of the next 2% of eligible compensation (for a maximum Company match of 4%) contributed by each participant. Effective January 1, 2007, all participants may elect to diversify 100% of the investment of their matching account balances into funds other than the SunTrust Common Stock Fund.

1. Plan Description (continued)

Participant Accounts

Each participant's account is affected by the participant's contributions, the Company's match, distributions, loans, and the allocation of Plan earnings. The allocation of Plan earnings is based on the investment choices that the participant elects. The participant balances are updated on a daily basis.

The Trustee

SunTrust Bank (Trustee), a wholly owned subsidiary of the Company, serves as the Trustee of the Plan and administers the Plan's assets together with the income therefrom. The Trustee is the custodian of the investments held by the Plan.

Loans to Participants

The Plan allows its participants to borrow funds at a rate of interest determined by the Plan Committee. A participant may generally borrow the lesser of $50,000 or 50% of his/her account balance, with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods of up to 60 months, unless the loan is for the purchase of a primary residence, which would permit a repayment period of up to 120 months. During the year ended December 31, 2007, interest rates ranged from 4.0% to 12.0%. The interest rate is equivalent to the prime interest rate plus 1% based on the prime interest rate in effect on the last day of the previous month. Participants are charged administrative fees for the processing of any loan.

Benefits

A participant (or beneficiary, if applicable) upon attaining age 59 ½ or upon separation of service, death, disability, retirement, or voluntary departure, may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or installments over a period not to exceed 9 years. Participants with balances less than $1,000 upon termination must take a lump sum distribution.

Plan Termination

The Company has the right to amend, suspend, or terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, the participants account balance will remain nonforfeitable.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting other than benefit payments, which are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from these estimates.

Valuation of Investments

Investments in the SunTrust Common Stock Fund (SunTrust Fund) are valued at the daily unit value calculated by the trustee based on quoted market prices in an active market. Investments in mutual funds and collective trust funds are stated at fair value. Fair value is based on reported net asset values which is based on quoted market prices or quoted redemption values. Loans to participants are carried at their outstanding balance, which approximates fair value.

Investment Transactions and Income

Investment transactions are recorded on the trade date. Realized gains/losses on investments are determined on the basis of average cost. Interest is recognized on an accrual basis. Dividends are recognized on the ex-dividend date. Realized gains/losses from the sale of investments and changes in unrealized appreciation/depreciation on investments held during the year are recorded in the accompanying financial statements as net appreciation/depreciation in fair value of investments. Distributions of capital gains/losses from mutual funds are included in net appreciation in fair value of investments in the accompanying financial statements.

Plan Expenses

Expenses for purchases and sales of Plan assets may be paid by the Plan. All other expenses of the Plan and any liability, assessment, or other cost, which are not based on the Trustee's own negligence, willful misconduct, or lack of good faith, may be paid by the Plan if they are not paid by the Company. In 2007, all administrative expenses for the Plan were paid by the Company.

2. Summary of Significant Accounting Policies (continued)

Benefit Payments

Distributions to participants are recorded when payment is made. In-kind distribution of shares in SunTrust Common Stock, with cash for any fractional shares, is also an available form of benefit payment. The record keeper uses the closing price on the day the distribution is processed to calculate the number of shares.

Forfeitures

No forfeitures exist because participants are immediately 100% vested in Company contributions.

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, which clarifies how to measure fair value when required by US GAAP to use a fair value measure for recognition or disclosure. Under SFAS No. 157, a fair value measure should reflect all of the assumptions that market participants would use in pricing the asset or liability, including assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset, and the risk of nonperformance. This Statement is effective January 1, 2008. The Company does not expect the standards to have a material impact on the Company's financial position or results of operations.

3. Investments

The fair values of individual investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 2007 and 2006, are as follows:

	2007	2006
SunTrust Banks, Inc. Common Stock	**$ 808,521,741**	$1,158,966,549*
STI Classic Large Cap Core Equity Fund	**133,566,598**	148,419,829
Dodge & Cox Balanced	**128,204,584**	**
SunTrust 500 Index Fund	**117,487,795**	**
STI Classic Large Cap Growth Stock Fund	**112,705,405**	**
STI Classic Prime Money Market Fund	**120,264,556**	124,632,827

* This amount includes nonparticipant-directed investments in 2006 of $569,843,631 in nontransferable SunTrust common stock and $8,766,238 in non transferable STI Classic Prime Quality Money Market Mutual Fund, allocated to participants' accounts. Prior to January 1, 2007, Company contributions were invested in the SunTrust Common Stock Fund and were not available for transfer until after a participant reached age 55 (see Note 4 for disclosure of nonparticipant-directed amounts). Subsequent to January 1, 2005, participants could transfer up to 50% of the SunTrust matching contributions made after 2004 out of the SunTrust Common Stock Fund into other investments.

** Investment balance is less than 5% for respective Plan year.

During 2007, the Plan's investments (including gains and losses on investments bought and sold during the year, excluding loans to participants, as well as held during the year) depreciated in fair value as follows (in thousands):

	Net (Depreciation), Appreciation in Fair Value of Investments
Fair value determined by quoted market prices	
SunTrust Banks, Inc. Common Stock	$ (284,432)
Mutual funds	39,314
Fair value determined by quoted redemption values	
Collective trust fund	6,135
	$ (238,983)

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31, 2006 is as follows (in thousands):

		2006
Net assets available for plan benefits:		
Investments:		
SunTrust Banks, Inc. common stock	$	569,844
STI Classic Prime Quality Money Market Fund		8,766
Due from broker for sales of securities and other		1,722
Due to the Plan		(1,722)
Net assets available for plan benefits	$	578,610

As discussed in Note 1, participants were able to diversify 100% of their investment in the SunTrust Stock fund effective January 1, 2007.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits. Due to the significant investment in SunTrust Banks, Inc. common stock, a decline in the value of the stock could have a material impact on the performance of the Plan. There has been a significant decline in the Company's common stock price since December 31, 2007.

6. Party-in-Interest Transactions

All investments and income relating to all investments held by the Plan are transactions with parties-in-interest. The Company's contributions may be made in cash or in common stock. During 2007, all of the Company's contributions were made in Company common stock with cash contributions made for fractional shares of common stock. At December 31, 2007 and 2006, the Plan held 12,938,418 and 13,723,701 shares, respectively, of Company common stock, which represented an ownership interest in the Company of less than 5% of the Company's outstanding common shares at that date.

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 23, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

8. Plan Amendment

Effective January 1, 2008, the employer matching contribution will be 100 percent of the first 5 percent of eligible compensation contributed by each participant. Additionally, the Plan will also cover prime time and temporary employees as defined.

Supplemental Schedule

SunTrust Banks, Inc. 401(k) Plan

EIN #58-1575035 Plan #002

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(e) Current Value
*	SunTrust Banks, Inc. common stock	Common Stock	$ 808,521,741
*	STI Classic Large Cap Growth Stock Fund	Mutual Fund	112,705,405
*	STI Classic Large Cap Core Equity Fund	Mutual Fund	133,566,598
*	STI Classic Small Cap Growth Stock Fund	Mutual Fund	89,156,677
*	STI Classic SEIX High Yield	Mutual Fund	7,752,620
*	STI Classic Investment Grade Bond Fund	Mutual Fund	48,872,532
*	STI Classic Large Cap Value Equity Fund	Mutual Fund	95,153,794
*	STI Classic Short-term Bond Fund	Mutual Fund	24,186,421
*	STI Classic Mid Cap Core Equity Fund	Mutual Fund	49,923,143
	Bernstein Sanford International Portfolio Fund	Mutual Fund	85,848,796
	Dodge & Cox Balanced Fund	Mutual Fund	128,204,584
	Dreyfus Premier Small Cap Value Fund	Mutual Fund	32,532,357
	Lazard Mid Cap Portfolio Fund	Mutual Fund	48,763,890
	Price T. Rowe Retirement FDS INC 2010 FD	Mutual Fund	5,573,630
	Price T. Rowe Retirement FDS INC 2020 FD	Mutual Fund	8,778,355
	Price T. Rowe Retirement FDS INC 2030 FD	Mutual Fund	5,000,339
	Price T. Rowe Retirement FDS INC 2040 FD	Mutual Fund	2,395,566
	Price T. Rowe Retirement FDS INC Income FD	Mutual Fund	1,699,584
	Price T. Rowe Retirement FDS INC 2055 FD	Mutual Fund	904,761
	Price T. Rowe Retirement FDS INC 2050 FD	Mutual Fund	470,741
	Price T. Rowe Retirement FDS INC 2045 FD	Mutual Fund	1,050,031
	Price T. Rowe Retirement FDS INC 2035 FD	Mutual Fund	2,739,411
	Price T. Rowe Retirement FDS INC 2025 FD	Mutual Fund	5,315,082
	Price T. Rowe Retirement FDS INC 2015 FD	Mutual Fund	7,372,171
	Price T. Rowe Retirement FDS INC 2005 FD	Mutual Fund	770,048
*	STI Classic Intl Equity Index Equity Fund	Mutual Fund	98,847,831
*	STI Classic Aggressive Growth Stock Equity Fund	Mutual Fund	30,164,546
	Total Mutual Funds		1,027,748,913
*	STI Classic money Market Fund	Money Market Mutual Fund	120,264,556
*	STI 500 Index Retirement Fund	Collective Trust	117,487,795
*	Participant loans	Due at various times with interest rates from 4.0% to 12.0%	60,941,542
			$ 2,134,964,547

*Party in Interest, as defined by ERISA

(d): Cost information has not been included because all investments are participant directed.

0806-0959488

